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Buying cannabis can be a hassle – not knowing a store's inventory before you walk in, having the right amount of cash for this unknown purchase, and then waiting in long lines to finally check out.

With Stemless, we make buying cannabis easy: Search live dispensary menus on your phone, tablet, or computer. Tell stores electronically exactly what you want, and then either pick up without having to wait OR get tracked delivery right to your doorstep.

Simply visit www.stemless.co, type in your location, select whether you want pickup or delivery, choose your dispensary, and the products you'd like to buy, and then check-out securely. Once your order has been accepted you can either pick it up at your convenience or sit back and relax while it's brought to you.

You even receive real time notifications when your dispensary has your order ready, and if you opted for delivery, you can track your order's arrival on a map.

With Stemless, you can buy cannabis on YOUR schedule. Check out which stores we work with atwww.stemless.co or ask your favorite dispensary to offer online ordering with Stemless today!